Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: May 22, 2012

For Eaton Managers Of People

Questions relative to the agreement to acquire Cooper Industries

As of May 20, 2012

About this material:

On May 21, Eaton announced the agreement to acquire Cooper Industries, a global leader in the manufacture of electrical equipment. The acquisition allows Eaton to significantly expand its ability to better meet customer demand for critical power management technologies in addressing the world’s growing energy needs.

Cooper brings complementary leading technologies and products, as well as a global footprint, to support Eaton’s continued growth into a global integrated power management company focused on one of the most challenging megatrends of our time: the rising costs and increasing environmental impact of the world’s growing energy use.

We expect the acquisition to be completed in the latter half of 2012 and the integration of this business within Eaton will take place over several years. In an effort to keep employees and others informed, we have prepared the following questions and answers.

Can you tell me more about this acquisition?

From a strategic viewpoint, Eaton’s acquisition of Cooper Industries is about Eaton’s interest in continuing to build its global presence as a power management company. Cooper brings great engineering expertise, manufacturing capabilities and a wide range of complementary electrical products, as well as a valuable team of employees. Acquiring Cooper allows both companies to further solidify leadership positions in the global marketplace by offering even greater value to customers, employees and investors.

Why did Eaton purchase Cooper Industries?

Eaton recognized that Cooper Industries is a leading supplier of electrical equipment with a wide range of electrical products including, electrical protection, power transmission and distribution, lighting and wiring products and hazardous duty and explosion proof equipment. Cooper serves global customers with a suite of electrical products that enhance energy efficiency and safety across a number of end markets. The business adds breadth to our global business with attractive positioning in North America, Europe, Latin America and Asia-Pacific.

Where will Cooper Industries fit within Eaton?

The acquisition will become part of Eaton’s Electrical Sector.

Is this an acquisition or a merger?

This is an acquisition. Eaton is acquiring Cooper Industries. The transaction is being accomplished via a form of Irish legal process, similar to a merger in which Cooper, which is already incorporated in Ireland, and Eaton will be combined under a new company incorporated in Ireland.

What will be the name of the newly incorporated company and why did it change?

Preliminary plans, still subject to government approval, are for the company to be known as Eaton Global Corporation plc. We are very proud of our heritage as Eaton Corporation, but reincorporating in Ireland requires us to register our name, and Eaton plc was not currently available.

What does the move to Ireland mean for Eaton employees?

This move of Eaton’s country of incorporation to Ireland has virtually no direct impact on our employees. We will continue to have major corporate and operating centers around the world in the Americas, EMEA, APAC and South America. Our new center in Dublin will complement these global regional centers.

Will Eaton still be traded on the NYSE?

Yes, as we have been since 1923, Eaton will continue to be traded on the NYSE and we expect ETN to still be our stock symbol. We do not plan on listing on any other exchanges.

What does this mean for your new Cleveland Headquarters building?

This state of the art new facility will be designated as our Americas Headquarters and will continue as a major operational and corporate center. We expect virtually no impact upon employment.

What more can you tell us about the synergies as a result of this transaction?

Until Eaton’s acquisition of the Cooper business is completed and our joint integration teams have had the opportunity to meet we are not in a position to comment further on synergies of the combined businesses beyond what is available on JOE.

Are there any overlapping product lines that need to be rationalized?

Eaton’s and Cooper’s products are complementary and we do not anticipate any overlap which would require the need for any rationalization of our product lines.

Will there be a role for Cooper employees in identifying the synergy plans?

Yes, it is our normal operating practice to include knowledgeable employees from companies from each company Eaton has acquired on our acquisition integration teams

Does this deal signal a de-emphasizing of Eaton’s Industrial businesses?

Absolutely not! We remain fully committed to our diversified industrial strategy and believe that our balanced exposure to multiple businesses, geographies and elements of the business cycle creates real value for our shareholders.

Will the U.S. government reduce the amount of business that they give to us since we will no longer be a U.S. company?

We do not anticipate any material change in our business with the U.S. Government as a result of the change of our place of incorporation.

What do expect the timeline will be to close this deal?

We believe regulatory approvals will be received in order to allow us to close this transaction at the end of the third quarter or early in the fourth quarter of 2012.

Why are employees of the two companies being asked not to communicate with one another until after the closing of the transaction in the fall?

While there is a great deal of understandable excitement about our two companies coming together, until the closing date we are still two independent companies and we want to ensure that both companies continue to operate effectively and efficiently. Until the various regulatory approvals have been received, we must be careful to ensure the independent operations of our two companies.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc* (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton, Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their director or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Global Plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Global Plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as

*	Expected name, or a variant thereof.

“anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required By The Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.